NATURE’S MIRACLE HOLDING INC.

3281 E. Guasti Rd. Suite 175

Ontario, CA 91761

July 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

RE:	Nature’s Miracle Holding Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333- 287013) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to become effective on July 15, 2025 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

NATURE’S MIRACLE HOLDING INC.

By:	/s/ Tie (James) Li
	Name:	Tie (James) Li
	Title:	Chief Executive Officer